

February 17, 2011

Mr. Hank Durschlag
Chief Executive Officer
Double Eagle Holdings, Ltd.
5403 McChesney Drive
Charlotte, NC 28269

> **Re: Double Eagle Holdings, Ltd.**
> **Form 10-K**
> **Filed January 6, 2011**
> **File No. 000-22991**

Dear Mr. Durschlag:

We have reviewed your response dated February 9, 2011 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 9A(T): Controls and Procedures, page 32

1.   We have reviewed your response to comment 3. Please amend your 10-K to provide your revised disclosures that you have provided in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel L. Gordon
Branch Chief